Britton & Koontz Capital Corporation

500 Main Street
P O Box 1407
Natchez, MS  39121

601-445-5576
601-445-2488  Fax
http://www.bkbank.com
corporate@bkbank.com


FOR IMMEDIATE RELEASE:      FOR MORE INFORMATION:
April 27, 1998              W. Page Ogden, President & CEO
for (Nasdaq/Symbol BKBK)    Bazile R. Lanneau, Jr., Vice President & CFO


BRITTON & KOONTZ CAPITAL CORPORATION REPORTS FIRST QUARTER 1998 EARNINGS


Natchez, Mississippi-- Britton & Koontz Capital Corporation's board of directors today announced results for the quarter ended March 31, 1998. Net income and earnings per share totaled $551 thousand or $.31 per share compared to $583 thousand or $.33 per share for the period ended March 31, 1997. The decrease is primarily the result of nonrecurring items in noninterest expense of approximately $50 thousand. However, the Company's loan demand continues to increase contributing to an 8.6% increase in net interest income in the amount of $139 thousand.

Britton & Koontz Capital Corporation, headquartered in Natchez, Mississippi, is the parent company of Britton & Koontz First National Bank which operates three full service offices in Natchez. As of March 31, 1998, the Company reported assets of $173.1 million and equity of $18.5 million, an increase over the same period last year of 11.2% and 8.2 % respectively. Total shares outstanding amounted to 1.767 million.



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Britton and Koontz Capital Corporation
Financial Highlights
(Unaudited-Amounts in thousands, except per share data)


                                          For the Three Months
                                            Ended  March 31,
                                         _______________________
                                          1998              1997
                                         ______            ______

Interest income                          $3,201            $2,867
Interest expense                          1,447             1,252
Net interest income                       1,754             1,615
Provision for loan losses                    40                40
Net interest income after
 provision for loan losses                1,714             1,575
Non-interest income                         361               357
Non-interest expense                      1,246             1,061
Income before income taxes                  829               871
Income taxes                                278               288
Net income                                  551               583

Primary:

Net income per share                     $ 0.31            $ 0.33

Weighted average shares outstanding   1,767,064         1,766,872







                                       March 31,        December 31,       March 31,
                                         1998              1997              1997
                                      __________        ___________       __________


Total assets                           $173,102          $162,130          $155,602
Cash and due from banks                   8,013             5,931             5,747
Investment securities                    42,081            43,956            41,190
Net loans                               109,655           106,156            96,336
Deposits-interest bearing               128,445           112,069           113,144
Deposits-non interest bearing            18,602            20,568            16,370
Short term borrowed funds                 3,011             6,784             4,415
Stockholders' equity                     18,526            17,982            17,104
Book value (per share)                    10.48             10.18              9.69


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